

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Ann Hand
Chief Executive Officer
Super League Gaming, Inc.
2912 Colorado Ave., Suite #203
Santa Monica, California 90404

   Re: Super League Gaming, Inc.
     Registration Statement on Form S-3
     Filed April 25, 2023
     File No. 333-271424

Dear Ann Hand:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Taylor Beech at 202-551-4515 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Jack Kennedy, Esq.